BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 30, 2009

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 30, 2009 01:36 PM Pacific Time

Incorporation Number: **BC0817766**

Recognition Date and Time: February 29, 2008 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

KOBEX MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Atkinson, Michael

Mailing Address:
4491 MAPLE STREET
VANCOUVER BC V6J 3V9
CANADA

Delivery Address:
709-837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

Last Name, First Name, Middle Name:
ANGUS, STUART

Mailing Address:
5903 LARCH STREET
VANCOUVER BC V6M4E5

Delivery Address:
5903 LARCH STREET
VANCOUVER BC V6M4E5

Last Name, First Name, Middle Name:
GROSSO, JOSEPH

Mailing Address:
3860 MOSCROP STREET
BURNABY, B.C. V5G2C9

Delivery Address:
3860 MOSCROP STREET
BURNABY, B.C. V5G2C9

Last Name, First Name, Middle Name:
Terry, David

Mailing Address:
709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Last Name, First Name, Middle Name:
Horton, David J.

Mailing Address:
2037 INGLEWOOD AVENUE
WEST VANCOUVER BC V7Y 1Z5
CANADA

Delivery Address:
2200 - 609 GRANVILLE STREET
VANCOUVER BC V7Y 1H2
CANADA

Last Name, First Name, Middle Name:
HARRIS, LEONARD

Mailing Address:
9534 LA COSTA LANE
LONE TREE CO 80124
UNITED STATES

Delivery Address:
709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

Last Name, First Name, Middle Name:
Minni, Jerry

Mailing Address:	**Delivery Address:**
200 - 551 HOWE STREET VANCOUVER BC V6E 2E9 CANADA	200 - 551 HOWE STREET VANCOUVER BC V6E 2E9 CANADA

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
1.	18,283,053	Preferred Series 1	Special Rights or Restrictions are attached
2.	No Maximum	COMMON Shares	Without Par Value With Special Rights or Restrictions attached

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 30, 2009

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 30, 2009 03:43 PM Pacific Time

Incorporation Number: **BC0817766**

Recognition Date and Time: February 29, 2008 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

KOBEX MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709 - 837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Atkinson, Michael

Mailing Address:	**Delivery Address:**
4491 MAPLE STREET VANCOUVER BC V6J 3V9 CANADA	709-837 WEST HASTINGS STREET VANCOUVER BC V6C 3N6 CANADA

Last Name, First Name, Middle Name:
Davidson, Alexander

Mailing Address:	**Delivery Address:**
2700 - 401 BAY STREET TORONTO ON M5H 2Y4 CANADA	2700 - 401 BAY STREET TORONTO ON M5H 2Y4 CANADA

Last Name, First Name, Middle Name:
ANGUS, STUART

Mailing Address:	**Delivery Address:**
5903 LARCH STREET VANCOUVER BC V6M 4E5 CANADA	5903 LARCH STREET VANCOUVER BC V6M 4E5 CANADA

Last Name, First Name, Middle Name:
Shklanka, Roman

Mailing Address:	**Delivery Address:**
1700 - 700 WEST PENDER STREET VANCOUVER BC V6C 1G8 CANADA	1700 - 700 WEST PENDER STREET VANCOUVER BC V6C 1G8 CANADA

Last Name, First Name, Middle Name:
Hills, Alfred

Mailing Address:	**Delivery Address:**
1700 - 700 WEST PENDER STREET VANCOUVER BC V6C 1G8 CANADA	1700 - 700 WEST PENDER STREET VANCOUVER BC V6C 1G8 CANADA

Last Name, First Name, Middle Name:
O'Rourke , James

Mailing Address:	**Delivery Address:**
550 - 800 WEST PENDER STREET VANCOUVER BC V6C 2V6 CANADA	550 - 800 WEST PENDER STREET VANCOUVER BC V6C 2V6 CANADA

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
	1. 18,283,053	Preferred Series 1	Special Rights or Restrictions are attached
2.	No Maximum	COMMON Shares	Without Par Value With Special Rights or Restrictions attached